NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

May 3, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones

Erin Purnell

Re:	Thunder Bridge II Surviving Pubco, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 23, 2021

File No. 333-252374

Dear Mr. Jones and Ms. Purnell:

On behalf of Thunder Bridge II Surviving Pubco, Inc. (the “Company”), we are hereby responding to the letter dated April 6, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 23, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4 filed March 23, 2021 Summary of the Proxy Statement/Prospectus, page 8

1.	It appears that in response to prior comment 5, the company deleted the disclosure about “significant” out-of-pocket expenses incurred in connection with performing due diligence on suitable targets for business combinations and the negotiation of the business combination. Please revise the disclosure in the Summary beginning on page 8 and in the Q&A beginning on page 23 to quantify, if material, the out-of-pocket expenses.

Response:

The Company has modified its disclosure on pages 8, 29 and 49 to clarify that the Sponsor, officers and directors of the Company have not incurred material out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the business combination.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

May 3, 2021

Shareholder Proposal 6: The Advisory Charter Proposals, page 15

2.	We note your response to prior comment 2. Please clarify your disclosure on page 15 and elsewhere that the proposals are being presented “in accordance with the requirements” of the SEC to clarify that you are giving shareholders the opportunity to present their separate views on important corporate governance provisions.

Response:

The Company has added the requested disclosure on pages 15, 32, and 146 as requested.

Beneficial Ownership of Securities, page 187

3.	We note that in footnote 5 to the table, you indicate that there will be additional directors of the company after the business combination. Please identify all directors in a pre-effective amendment, and include them by name in the table. In addition, please fill in the identities of the beneficial owners in each of the footnotes.

Response:

The Company has deleted the referenced disclosure, as no additional directors are contemplated to be added after the business combination.

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May 3, 2021

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Thunder Bridge II Surviving Pubco, Inc.
Gary A. Simanson